# PATEK MYSELF SONG, LLC

*(A Delaware Limited Liability Company) (A Development Stage Company)*

FINANCIAL STATEMENTS
YEAR ENDED JANUARY 31, 2022

# PATEK MYSELF SONG, LLC

*(A Delaware Limited Liability Company) (A Development Stage Company)*

FINANCIAL STATEMENTS

TABLE OF CONTENTS

# GOLDSTEIN & LOGGIA CPA'S, LLC
## 707 TENNENT ROAD
## MANALAPAN, NJ 07726
## (732) 617-7004

### INDEPENDENT AUDITOR'S REPORT

To the **Member** of
Patek Myself Song, LLC
Camden, Delaware

**Opinion**

We have audited the accompanying financial statements of Patek Myself Song, LLC, (a Delaware Limited Liability Company) which comprise of the Statement of Financial Position as of January 31, 2022, and the related Statement of Operations, Statement of Members' Deficit, and Statement of Cash Flows for the period from January 27, 2022 (inception) to January 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patek Myself Song, LLC as of January 31, 2022, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Patek Myself Song, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Patek Myself Song, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. As discussed in **Note 3.**

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Patek Myself Song, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Patek Myself Song, LLC's ability to continue as a going concern for a reasonable period of time.
- The auditor has not been engaged to communicate key audit matters.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern**

As discussed in **Note 3**, certain conditions indicate that the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Goldstein & Loggia CPA's

GOLDSTEIN & LOGGIA CPA's, LLC
Certified Public Accountants
**February 25, 2022**
Manalapan, New Jersey

**PATEK MYSELF SONG, LLC**
**STATEMENT OF FINANCIAL POSITION**
**AS OF JANUARY 31, 2022**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 1 |
| **TOTAL ASSETS** | **$** | **1** |

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts Payable and Accrued expenses | $ | 7,500 |
| Due to Affiliates | | 10,493 |
| **TOTAL LIABILITIES** | | 17,993 |
| **EQUITY** | | |
| Class A Units 5,000,000 Authorized, 0 outstanding at Par value $0.01 | | - |
| Class B Units 1,000Authorized and outstanding at Par value $0.001 | | 1 |
| Retained earnings | | (17,993) |
| **TOTAL (DEFICIT)** | | (17,992) |
| **TOTAL LIABLITIES AND MEMBERS' (DEFICIT)** | **$** | **1** |

See Independent Auditor's Report and Notes to Financial Statements

**PATEK MYSELF SONG, LLC**
**STATEMENTS OF OPERATIONS**
**FOR THE PERIOD FROM JANUARY 27, 2022 (INCEPTION) TO JANUARY 31, 2022**

| | | |
|---|---|---|
| **REVENUE** | | |
| Income | $ | - |
| **TOTAL REVENUE** | | **-** |
| **EXPENSES** | | |
| Organization Fees | | 17,993 |
| **TOTAL EXPENSES** | | **17,993** |
| **NET INCOME (LOSS)** | **$** | **(17,993)** |
| **Retained Earnings - Beginning** | | - |
| **Distributions** | | - |
| **Retained Earnings - Ending** | **$** | **(17,993)** |

See Independent Auditor's Report and Notes to Financial Statements

**PATEK MYSELF SONG, LLC**
**STATEMENT OF CHANGES IN MEMBERS' (DEFICIT)**
**FOR THE PERIOD ENDED JANUARY 31, 2021**

| | TOTAL | CLASS A UNITS | CLASS B UNITS |
|---|---|---|---|
| MEMBERS' EQUITY - JANUARY 27, 2022 | $ - | $ - | $ - |
| Contributions | 1 | - | 1 |
| Distributions | - | - | - |
| Net (Loss) | (17,993) | - | (17,993) |
| MEMBERS' (DEFICIT) - JANUARY 31, 2022 | $ (17,992) | $ - | $ (17,992) |

See Independent Auditor's Report and Notes to Financial Statements

**PATEK MYSELF SONG, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIOD FROM JANUARY 27, 2022 (INCEPTION) TO JANUARY 31, 2022**

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net (Loss) | $ (17,993) |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities: | |
| Accounts Payable and Accrued expenses | 7,500 |
| Due To Affiliates | 10,493 |
| Total Adjustments | 17,993 |
| **Net Cash Provided by Operating Activities** | **-** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Class B units sold | 1 |
| **Net Cash Provided by Financing Activities** | **1** |
| **Net Increase in Cash** | **1** |
| **Cash - January 27, 2022** | **-** |
| **Cash - January 31, 2022** | **$ 1** |

See Independent Auditor's Report and Notes to Financial Statements

**NOTE 1 - NATURE OF OPERATIONS**

Patek Myself Song, LLC, ("Company"), a Delaware limited liability company, it was formed on January 27, 2022. The Company Class B units is held by Opulous USA, LLC ("Opulous"), and is organized to sell Non-Fungible Tokens ("NFTs"). An NFT is a digital asset that represents real-world objects like art, music, in-game items and videos. NFTs are bought and sold online frequently with cryptocurrency, and they are generally encoded with the same underlying software as many cryptos. NFTs are unique and may be non-interchangeable unit of data stored on a digital ledger (blockchain). NFTs can be used to represent easily-reproducible items such as photos, videos, audio and other types of digital files as unique items (analogous to a certificate of authenticity), and use blockchain technology to establish a verified and public proof of ownership. Copies of the original file are not restricted to the owner of the NFT and can be copied and shared like any file.

Since January 27, 2022 (inception), the Company has relied upon its sole member and its affiliates to manage the Company and to enter into legal contracts and agreements to generate future earnings and profits and where necessary to fund cash flow to pay for production rights, artist advances, professional fees and other operating expenses. For the period from inception to January 31, 2022, the sole member and its affiliates have made payments on behalf of the Company in the amount of $10,493.

The Company has generated a loss of $17,993 for the period from January 27, 2022, to January 31, 2022. During the next twelve-month period, the Company will raise additional capital from the sale of Class A Membership Units (S-NFT) to fund operations.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). This basis of accounting involves the application of accrual accounting.

### Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions about current, and for some estimates, future, economic, and market conditions which affect reported amounts and related footnote disclosures in the financial statements. Although current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from the expectations which could materially affect the results of operations and financial position of the Company. It is reasonably possible that changes in estimates will occur in the near term.

Specifically, a number of estimates have been and will continue to be affected by the consequences of the COVID-19, pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such change could result in future impairments of certain assets.

Significant estimates are inherent in the preparation of the accompanying financial statements which includes contingencies.

### Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to global general business and economic conditions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

### Concentration of Credit Risk

The Company maintains its cash bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits.

**NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Cash and Cash Equivalents**

The Company will consider short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of January 31, 2022, the Company had $1 of cash on hand.

**Intellectual Property Rights, Copyrights and Production Rights**

The Company capitalizes all costs incurred to acquire intellectual production rights and to produce future saleable NFTs. Once the asset is produced, any insignificant changes thereto will be expensed. The asset will be amortized over a period of time utilizing the individual forecast computation method, matching revenues and the costs during the same period. The amortization rate is determined by dividing the current period actual revenue by the estimated remaining ultimate revenue as of a certain point of time.

Periodically, the Company evaluates the asset for any impairment to determine whether events and circumstances have development that warrant revision of the estimated benefit period and writing off non-performing assets in a timely manner.

**Income Tax**

The Company is treated as a partnership for federal and state income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. Since inception, the Company has sustained losses and accordingly, the financial statements reflect no provision for federal and state income taxes for the period ended January 31, 2022.

**Revenue Recognition**

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASU's replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contract with customers.

The Company recognizes revenue from product sales when all significant contractual obligation has been satisfied and collection of the resulting receivable is reasonably assured: any losses on contracts are recognized immediately. The Company generates revenues primarily from product sales and service and maintenance contracts. Title and risk of loss is transferred at shipping point. The Company insures all shipments.

## NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Due To Affiliates

As of January 31, 2022, an affiliate of the Company paid expense on behalf of the Company $10,493 the amount is reflect as due to affiliates on the statement of financial position.

### Organizational and Registration Costs

In accordance with FASB ASC 720, organizational and registration costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. The Company has incurred $17,993 of organization expenses.

## NOTE 3 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in January 2022. For the period from inception through January 31, 2022, the Company has incurred losses aggregating $17,993. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 4 – ADVANCES TO ARTISTS

From time to time, the Company will make advances to artists, music companies and other entities related to the sale of NFTs.

Opulous assigned their rights to a Song titled "Patek Myself" as performed by Adam Bakkali ("Artist") to the Company ("Assigned NFT"). As a result of such assignment the Company has the obligation pay to the Rights Holder ten thousand pounds (GBP 10,000) as an advance payment for the Assigned Rights of the Work All Advance Payments shall be repaid to the related party in full, upon the completion of the Assigned NFT Sale, from the gross sales proceeds of the Assigned NFT Sale. All fees reasonably incurred by the related party in the course of raising funds via the Assigned NFT sale (including but not limited to Professional Fees, platform fees, third party service provider fees, Gas or fees arising from corporate structuring, and any other necessary disbursements) shall be repaid to the related party in full, upon the completion of the Assigned NFT sale, from the gross sales proceeds of the Assigned NFT Sale. The Marketing Budget shall be a maximum of ten thousand pounds (GBP 10,000). The related party shall receive fifteen percent (15%) of the net sales proceeds from the Assigned NFT sale. As a result of the Assigned NFT as of January 31,2022, the Company has the obligation to pay the Artist an Advances aggregating (GBP 10,000) approximately $13,600.

**NOTE 5 – INTELLECTUAL PROPERTY, COPYRIGHTS AND PRODUCTION RIGHTS**

Pursuant to the Assignment agreement dated November 26, 2021, Recording & Video License Agreement Dated December 13, 2021, between the Artist and Ditto Limited, and the Novation and Assignment agreement dated February 7, 2022, between Ditto Music Pte. Ltd., the Company, and Opulous Artists Pte, Ltd. ("Opulous Ltd"). The Company's parent company purchased from the producer and the artist, fifty percent (50%) of the master rights to the master recording incorporating the musical composition titled "Patek Myself" as performed by a specific artist. As of February 7, 2022. Opulous Ltd assigned the production and copyright in Patek Myself to the Company. The Company is therefore entitled to any applicable economic benefits from master rights, title and interest, along with a security interest, in the royalties arising from all applicable digital transmission attributable to the Work (assigned royalties). The Company capitalizes all costs applicable to production rights. As assignee of the transaction rights from it parent company, the Company has a non-exclusive, irrevocable, non-sublicensable and worldwide license to download and make digital copies (but not to modify) the "Work" and digital artwork arising from the Work" solely for the purpose of embedding or linking such copies to the NFTs. As of January 31, 2022, the Company has purchased $0 in copyrights and production rights from an independent producer and artist. The Company policy as it relates to production rights asset, it will be amortized over a period of time utilizing the individual forecast computation method for each asset, matching revenues and the costs during the same operational period. The amortization rate is determined by dividing the current period actual revenue by the estimated remaining ultimate revenue as of a certain point of time. Any impairment to the asset will be recorded during the period of loss of value.

**NOTE 6 – MEMBERS' EQUITY**

Pursuant to the Operating Agreement of the Company, dated as of February 11, 2022 ("Agreement") the Company was organized by a Sole Member, Opulous USA, LLC.

The Agreement establishes Class A and Class B membership units. The Company issued 1,000 Class B Units at a $0.001 per Class B Unit. As of January 31, 2022, The Class B Unit has invested $1 in the Company and are owned by Opulous USA, LLC.

The Class A Units are not entitled to vote unless the right to vote is expressly granted by the Manager or Applicable Law. The Agreement provide for issuance of 5,000,000 of Class A membership units at a $0.01per Class A unit. The Class A membership units will be represented by certain blockchain-based digital tokens (each an "S-NFT") which initially will be Algorand Standard Assets issued on the "Algorand Blockchain Protocol". The manager may choose to issue or reissue the S-NFTs on an alternative blockchain and/or using an alternative protocol, in its sole discretion.

**NOTE 6 – MEMBERS' EQUITY (continued)**

The members owning each Class of membership unit will be entitled to a pro-rata and pari-passu interest in earnings, distributions and other rights applicable to the Company. A member's deficit balance in a capital account does not have to be restored. No member is entitled to withdraw any part of the Capital Account or to receive a distribution from the Company, except as provided in the Agreement.

The Agreement allows for subsequent classes of units which may be created by the sole discretion of the manager. The Agreement sets forth the (i) authority of the manager, (ii) the powers of the manager, (iii) reimbursement of all ordinary, necessary and direct expenses incurred by the Manager on behalf of the Company in carrying out the business activities of the Company and (iv) compensation for services in the amount of seven and one-half percent (7.5%) per annum of the Company's gross revenue. As of January 31, 2022, no management fee is due.

The Agreement addresses the addition of members, capital accounts, distributions, the assignment of interests to others, management, voting, dissolution and other provisions. The Agreement does not provide for guaranteed payments to the members.

The Agreement also provides, that at the sole discretion of the manager, the Company may convert into a corporation.

**NOTE 7 – MANAGEMENT AGREEMENT**

The operating agreement designates Opulous USA, LLC as the manager of the Company (Manager). The Manager must maintain standards of care in performance of duties and obligations including banking, borrowing, selecting professionals and other operating decisions. The Manager is to be reimbursed for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company. In addition, the Manager will receive a management fee paid quarterly in arrears in the amount equal to 7.50% of the Company's quarterly gross revenue.

The Manager operates other entities and from time to time may have a conflict of interest with the business of the Company.

**NOTE 8 – LEGAL PROCEEDINGS**

From time to time, the Company may be involved in litigation that arises from the ordinary operations of business, such as contractual or employment disputes or other general actions. In the event of an adverse outcome of these proceedings, we believe the resulting liabilities would not have a material adverse effect on our financial condition or results of operations. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of January 31, 2022, and through the financial statement issuance date.

## NOTE 9 – CROWDFUND OFFERING

In February 2022, the Company entered into an agreement with OpenDeal Portal LLC (the "Intermediary") and Prime Trust, LLC (the "Escrow Agent"), and is offering the Company's Class A Membership Units under Section 4(a)(6), Regulation Crowdfunding (Reg CF) of the Securities Act of 1933 (the "Crowdfunded Offering") up to 2,500,000 of Class A Membership Units at $0.01 per unit. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $50,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. See Form C elsewhere herein for the discussion of the number of Class A Membership Units being offered.

**Issuance of Company Class A Membership Units**

The Crowdfunded Offering is being made through the Intermediary. In addition to a contingent surcharge based upon the need to make certain material changes to the Offering, the Intermediary will be entitled to receive the following fees and commissions:

***Offering Fees means*** (I) all fees incurred by Intermediary on behalf of the Company, with the Company's prior approval, (II) Processing Fees, (III) Professional Fees, and (IV) Manager Fees. The fees (as defined) incurred by the Company.

***Intermediary Commissions means*** (I) cash Proceeds equal to 6.0% of the amount raised by the Company from the Successful Offering and securities interest equal to 2.0% of the total Securities issued as part of such Successful Offering, which securities interest shall be issued pursuant to Section 4(a)(2) of the Securities Act.

***Processing Fees means*** (II) cash Proceeds equal to 2.70**%** of the amount raised by the Company from the Successful Offering, all fees associated with the use of the Escrow Agent and any credit card processors.

***Professional Fees means*** (III) cash Proceeds equal to 73.60% if Minimum Proceeds Raised and if Maximum Proceeds Raised 36.80% of the amount raised by the Company from the Successful Offering, all fees associated with Estimated attorney and accountant fees.

**NOTE 9 – CROWDFUND OFFERING (continued)**

***Manager Fees means*** (IV) cash Proceeds equal to 17.70**%** if Minimum Proceeds Raised and if Maximum Proceeds Raised 89.46% of the amount raised by the Company from the Successful Offering. Specifically, the Company shall pay Ditto Music or any third-party as directed by the Manager up to an amount equal to thirteen thousand six hundred dollars ($13,600.00) in connection with its recoupment of the Advance Payment paid to the artist. Ditto Music shall also be entitled to fees reasonably incurred by Ditto Music, in the course of raising funds via the Offering as well as fifteen percent (15%) of the net sales proceeds of the Offering for its services to the artist in connection with this Offering. Any remaining cash available shall be paid to the Artist in connection with the Proceeds Fee.

**NOTE 10 – RISKS AND UNCERTAINTIES COVID-19**

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

**NOTE 11 – SUBSEQUENT EVENTS**

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated all activity through **February 25, 2022**, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes of the financial statements other than what was disclosed in Notes 2, 4, 5 and 9.